December 11, 2019

VIA EDGAR AND OVERNIGHT COURIER

Angela Lumley

Rufus Decker

Jonathan Burr

Brigitte Lippmann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AnPac Bio-Medical Science Co., Ltd.

Amendment No.2 to Registration Statement on Form F-1 (File No: 333-234408)

CIK No. 0001786511

Dear Ms. Lumley, Mr. Decker, Mr. Burr and Ms. Lippmann:

On behalf of our client, AnPac Bio-Medical Science Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “Company”), we are filing herewith the Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated December 9, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the amendment No. 2 to the Company’s registration statement on Form F-1 publicly filed with the Commission on December 5, 2019.

The Company respectfully advises the Staff that it expects to request effectiveness of the Registration Statement around December 16, 2019 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

* * * *

Securities and Exchange Commission

Form F-1/A filed December 5, 2019

Capitalization, page 61

1.	Please disclose the number of shares issued and outstanding on an actual, pro forma and pro forma as adjusted basis.

The Company respectfully advises the Staff that it has disclosed the number of shares issued and outstanding on an actual, pro forma and pro forma as adjusted basis in the capitalization table on page 61 of the Registration Statement.

Interim Financial Statements

Interim Statements of Changes in Shareholders’ Equity (Deficit), page F-47

2.

We read your response to comment 2. The cancelled and reissued shares appear to be material to the number of shares outstanding as of September 30, 2019. Please tell us and disclose the timing and terms associated with the repurchase and cancellation of 1,574,700 shares during the nine months ended September 30, 2019, including any promises to reissue shares at a later date. Also, explain, with reference to the GAAP literature you relied upon, how you determined that none of the shareholders whose shares were cancelled had rights to common stock or potential common stock as of September 30, 2019, despite a significant portion of these cancelled shares being later reissued for no additional consideration. If some or all of these shares or potential shares, should be reflected in your September 30, 2019 interim financial statements, please make the appropriate revisions here and elsewhere in the filing, such as in the capitalization and dilution sections. Refer to ASC 260-10-20, ASC 505-10-45 and ASC 505-10-50.

The Company respectfully advises the Staff that the repurchases and canceling of a substantial majority of the 1,574,700 shares during the nine months ended September 30, 2019 were made due to the relevant PRC shareholders’ restructuring of their shareholding in the Company. The Company and the relevant PRC shareholders (including Zhijun Sihang and certain PRC individuals), among others, entered into a reorganization framework agreement and its supplementary agreement in August 2019 (collectively, the “Reorganization Agreement”). The Reorganization Agreement set forth a framework of steps for these PRC shareholders to restructure their shareholding in the Company, including: (i) the Company repurchases shares held by the relevant PRC shareholders, (ii) the relevant PRC shareholders designate their respective competent offshore holding entities for shareholding in the Company, for instance, (A) Zhijun Sihang establishes an offshore holding entity and obtain regulatory approvals for its outbound direct investment and (B) the PRC individual shareholders establish offshore special purpose vehicles and complete regulatory registration in accordance with SAFE Circular 37 (namely, the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by the State Administration of Foreign Exchange in July 2014), and (iii) the Company issues shares to the relevant PRC shareholders’ designated offshore holding entities in the same respective numbers of shares as previously repurchased from these PRC shareholders.

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Securities and Exchange Commission

Please see below a breakdown of the 1,574,700 shares repurchased and canceled (with (1), (2)(a) and (3) below related to the Reorganization Agreement and (2)(b) and (4) being separate matters):

(1) As disclosed on page 164 of the Registration Statement, on August 6, 2019 the Company repurchased and canceled 769,000 ordinary shares held by certain PRC individual investors for no consideration. On October 25, 2019 the Company issued the same number of ordinary shares to YuLin Bio-medical Science Co., Ltd. for no consideration. As a result, these PRC individuals beneficially own these ordinary shares of the Company through their respective offshore special purpose vehicles’ shareholding in YuLin Bio-medical Science Co., Ltd. The repurchases, canceling and issuances of ordinary shares above were carried out as part of these individual shareholders’ restructuring of their shareholding in the Company.

(2) (a) As disclosed on pages 163 and 164 of the Registration Statement, on November 3, 2017, the Company issued 414,200 ordinary shares to Zhijun Sihang for total consideration of RMB28.0 million (US$3.9 million). On August 6, 2019 the Company repurchased and canceled these 414,200 shares held by Zhijun Sihang for no consideration. On October 25, the Company issued 783,900 ordinary shares to Zhijun Sihang Holdings Limited (controlled by Zhijun Sihang) for total consideration of RMB53.0 million (US$7.4 million) previously paid. These 783,900 shares included 414,200 shares (corresponding to the consideration of RMB28.0 million (US$3.9 million) previously paid) that were issued to Zhijun Sihang Holdings Limited in substitute for the same number of shares repurchased from Zhijun Sihang and canceled on August 6, 2019. The repurchase, canceling and issuance of ordinary shares above were carried out as part of Zhijun Sihang’s restructuring of its shareholding in the Company. (b) The remaining 369,700 shares were issued to Zhijun Sihang Holdings Limited for consideration of an advance of RMB25.0 million (US$3.5 million) that Zhijun Sihang had previously provided to one of the Company’s PRC subsidiaries as disclosed on pages F-37 and F-62 of the Registration Statement. These shares are not issued and outstanding on September 30, 2019 as the conversion option contingent on the future overseas investment registration of the Company’s ordinary shares to be exchanged is attached to the advance and not exercised as of that date. As the option was indexed to the Company’s unlisted ordinary shares which are not readily convertible to cash to meet the definition of a derivative, there was no cash settlement, the option was not in the money at the commitment date and there was no significant premium, no accounting for the conversion feature is necessary.

(3) The Company has added disclosure on page 164 that, on August 6, 2019, the Company repurchased and canceled 315,400 ordinary shares held by certain PRC individual investors for no consideration, and on October 25, 2019, the Company reissued the same number of ordinary shares to these PRC individuals for no consideration. The repurchases and canceling of ordinary shares above were carried out originally to restructure the relevant PRC individuals’ shareholding in the Company. These PRC individuals eventually did not complete the SAFE Circular 37 registration. However, as a result of the completion of shareholding restructuring by the PRC shareholders described in (1) and 2(a) above, these PRC individuals were reissued the same number of shares on October 25, 2019. The Company has previously disclosed on page 44 of the Registration Statement that certain of the Company’s PRC resident individual shareholders who hold an insignificant number of its shares have not completed their SAFE Circular 37 registration yet and the relevant risks to the Company. For financial investors paying cash, each of these cash investments were at market prices that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Therefore, according to ASC 820, the cash investments received by the Company at the various investment dates were considered to be fair value. For consultants and employees who obtained shares through exercise of share based awards, the fair value of share-based compensation was determined in accordance with ASC 718 with the assistance of an independent third-party valuation firm by applying a binomial option pricing model, and accounted for accordingly.

Securities and Exchange Commission

(4) On December 24, 2018, the Company issued 76,100 ordinary shares to CRS Holdings Inc. for the benefit of an investor, who acquired 62,600 ordinary shares for US$0.2 million and options to purchase 13,500 ordinary shares for services provided to the Company pursuant to a subscription agreement in 2012. These 76,100 ordinary shares held by CRS Holdings Inc. were repurchased and canceled on September 17, 2019 for no consideration, and relatedly, 65,500 shares (excluding 10,600 shares previously disposed of) were issued on September 18, 2019 to that same individual investor for no consideration. These shares were issued and outstanding on September 30, 2019.

In respect of the share transactions described in (2), (3) and (4) above, the Company respectfully advises the Staff that (A) for financial investors paying cash, each of these cash investments was made at market prices that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Therefore, according to ASC 820, the cash investments received by the Company at the various investment dates were considered to be fair value, and (B) for consultants and employees who obtained shares through exercise of share based awards, the fair value of share-based compensation was determined in accordance with ASC 718 with the assistance of an independent third-party valuation firm by applying a binomial option pricing model, and accounted for accordingly.

Moreover, for the shares repurchased and cancelled described in (1), (2)(a) and (3) above, the Company respectfully advises the Staff that as such PRC shareholders had common stock contingently issuable upon the completion of shareholding restructuring in the Company as described in (3) above, the contingently issuable shares pursuant to ASC 260-10-20 and ASC 815-40-15-6 are considered issued for accounting purposes in the September 30, 2019 unaudited interim financial statements. As a result, the Company has revised the disclosures, namely the shares issued and outstanding included in the parenthetical and tabular disclosures on the balance sheet and the statement of changes in shareholder’s equity, respectively, and the capitalization and dilution sections on pages 61, 62, 63, F-45, F-47 and F-60 of the Registration Statement.

Additionally, we acknowledge the Staff’s previous comment 2 and refer the Staff to our previous response to comment 2 that the impact of excluding the repurchased and cancelled shares from August to September 2019 from the weighted average shares outstanding in the calculation of loss per share was not material to the unaudited interim financial statements. In light of the Staff’s current comments, the Company decided to also revise the loss per share figures on pages 11, 69, F-46, F-51 and F-64, such that the shares used in the weighted average shares outstanding in the calculation are consistent with the parenthetical and tabular disclosures on the balance sheet and statement of changes in shareholders’ equity, respectively, in the September 30, 2019 unaudited interim financial statements. The revision to the loss per share was considered to be immaterial and not a correction of an error to the unaudited interim financial statements, based on the Company’s SAB 99 analysis below:

Quantitative analysis

The Company’s quantitative review considered the impact of the error in calculating basic and diluted loss per share and the weighted shares outstanding for the unaudited interim period, which is shown in the following table:

Nine months ended FY2019
Numerator: (RMB in thousands)
Net loss attributable to ordinary shareholders—basic and diluted (as reported)	68,505

Denominator:
Weighted average shares outstanding (as previously reported)	8,708,900
Weighted average shares outstanding (as revised)	9,076,600

Loss per share—basic and diluted (as previously reported)	7.87
Loss per share—basic and diluted (as revised)	7.55

Change	(0.32)

Securities and Exchange Commission

The Company does not believe that these differences would be considered material to the Company’s shareholders and investors, as further explained in the paragraph of “Qualitative analysis”. Further, as noted above, the misstatement had no impact on the Company’s consolidated balance sheets and statements of changes in shareholders’ deficit as of and for the interim period ended September 30, 2019 other than the total number of ordinary shares outstanding, which has been subsequently revised. The misstatement also had no impact on the reported net loss or the Company’s consolidated statements of comprehensive loss for the nine-months ended September 30, 2019 other than the basic and diluted loss per share amounts. The misstatement had no impact on the consolidated statements of cash flows for the nine-months ended September 30, 2019.

Qualitative analysis

The Company also analyzed the impact of the error from a qualitative perspective. In doing so, the Company considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of this error on its users of its financial statements.

With respect to the overall qualitative criteria listed in SAB 99, the Company concluded the following:

•	The total number of outstanding ordinary shares and the basic and diluted loss per share amount can be precisely measured and are not subject to estimation.

•

The Company had loss for both the nine-months ended September 30, 2019 and 2018 and the loss per shares increased from 2018 to 2019. The corrected loss per share reflects the same pattern. The reported net loss was not affected by this error, nor did the error have any impact on, or mask a change in, the loss trend, operating results trend, non-GAAP performance measures, or other trends in the historical periods.

•	There are no analysts’ consensus expectations for the Company.

•	The Company only has one segment and the misstatements do not impact related trends.

•	The misstatement did not have any impact on compliance with any regulatory requirements, loan covenants or other contractual requirements.

•	The error did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation.

•	The misstatement did not involve the concealment of an unlawful transaction, or represented any indicators of fraud.

In addition, the Company considered the following specific qualitative factor:

•

The misstatement did not mask a loss per share trend in the pre-IPO periods. Throughout the track record period, the Company was in a loss position and as such, the Company does not believe this change will be concerning to shareholders and other users of its financial statements as they would generally accept a loss position in pre-IPO periods and evaluating the Company’s trends in performance.

The Company advises the Staff that it has revised the disclosure on pages 11, 69, F-46, F-51 and F-64 of the Registration Statement to reflect the revised loss per share.

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Dr. Chris Yu, the founder, chairman and chief executive officer of AnPac Bio-Medical Science Co., Ltd., by telephone at +86-21-51085515-888 or via e-mail at chris_yu@anpac.cn, or Pavel Gu, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-21-2228-4063 or via email at pavel.gu@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Dr. Chris Yu, Founder, Chairman and Chief Executive Officer, AnPac Bio-Medical Science Co., Ltd.

Richard A. Friedman, Partner, Sheppard Mullin Richter & Hampton LLP

Stephen A. Cohen, Partner, Sheppard Mullin Richter & Hampton LLP

Pavel Gu, Partner, Ernst & Young Hua Ming LLP

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